Exhibit 99.1

TAL Education Group to Hold Annual General Meeting on August 24, 2012

TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced that it will hold its annual general meeting of shareholders at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, China, on August 24, 2012 at 3:00 p.m. (Beijing/Hong Kong time).

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on August 3, 2012 as the record date (the “Record Date”). Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended February 29, 2012, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at http://en.xueersi.org/investor, as well as on the SEC’s website at http://www.sec.gov. Holders of the Company’s common shares or ADSs may obtain a hard copy of the Annual Report free of charge by emailing the Company’s Investor Relations Department at ir@xueersi.com or by writing to:

18/F, Hesheng Building

32 Zhongguancun Avenue, Haidian District

Beijing 100086

People’s Republic of China

Attention: Ms. Mei Li

About TAL Education Group

TAL Education Group, which operates under the brand “Xueersi,” is a leading K-12 after-school tutoring service provider in China. Its tutoring services cover the core subjects in China’s school curriculum, including mathematics, English, Chinese, physics, chemistry and biology, and are delivered through three formats: small class, one-on-one, and online courses. The Company’s network includes 270 physical learning centers as of May 31, 2012, located in 15 key cities in

China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, and Shenyang. It also operates www.eduu.com, a leading online education platform in China. The Company’s ADSs trade on the New York Stock Exchange under the symbol “XRS.”

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +86-10-5292-6658

Email: ir@xueersi.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com